The following is an unofficial English translation of the "Interim Report for the First Half of the 137th Fiscal Year of Sumitomo Corporation," except for the presentation of consolidated financial statements and related information (including "Operating Results and Financial Status" of page 5 and page 6, and page 8 through page 13) based on the description of page 14. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation website Terms and Conditions of Use."

INTERIM REPORT FOR THE FIRST HALF OF THE 137th FISCAL YEAR

April 1, 2004, through September 30, 2004

SUMITOMO CORPORATION

To All Shareholders

To all shareholders, we thank you for your continued confidence and the exceptional support you always give to us.

We have just conducted an interim closing of accounts for the 137th Fiscal Year, and we would like to report on the general condition of the business etc. for the first half (April 1, 2004 through September 30, 2004).

November 2004
Motoyuki Oka
President and CEO

General Condition of the Business

1. Management Review

• Economic environment

During the first half of fiscal year 2004, the global economy continued to expand, powered by strong growth in the U.S. and Chinese economies. Of particular note was the ongoing sharp rise in the price of crude oil and other primary commodities on international markets, due in considerable part to the surge in demand from China. In the financial markets, meanwhile, interest rates rose slowly, reflecting developments including a switch to monetary tightening in the United States.

Japan's economy kept up its steady expansion. Exports continued to grow, particularly those to East Asian economies, and improved corporate profits supported a steady increase in capital investment. Consumer spending also started to recover thanks to a combination of factors including a brightening of the employment situation, an unusually hot summer, and demand related to the Athens Olympics.

• Undertakings to expand our earnings base

In July this year we implemented a ¥100 billion-scale equity offering in Japan and overseas. The purpose of this equity offering is to allow us to expand our earnings base further by increasing investments in our business that we believe will be profitable and have growth potential.

• Medium-term management plan: AA Plan

There are only a few months left until the end of our current medium-term management plan, the AA Plan.[1] Overall, we have progressed steadily toward our targets. In the first half of fiscal year 2004,

[1] "AA" is short for "Approach for Achievement." The name of the plan is an expression of our determination to approach a level of earning power sufficient to cover our shareholders' capital cost.

we made a number of acquisitions aimed at expanding our earnings base; the targets included companies involved in the manufacturing and sales of automotive parts and of pet supplies. Also, as part of our efforts to enhance our corporate strength, we set up the Internal Control Committee to further upgrade the internal control setup for the whole Sumitomo Corporation Group, and we beefed up the role and functions of the Information Security Committee, whose objectives include the protection of personal information.

In terms of efforts directed at strategic regions, we continued to work on developing our logistics networks in China, and we established the Changchun Office to push ahead with the development of markets in the three northeastern provinces. We also moved forward with wide-zone operations encompassing Russia and the other CIS countries, appointing the General Manager for CIS. In addition, we dispatched two company-wide, cross-departmental missions aimed at finding new business opportunities in India, a country with great expected growth potential.

• Creating and expanding core businesses

In order to achieve the objectives of the AA Plan, our business units have been devoting energy to creating and expanding core businesses. Here are some specific examples of our undertakings:

(1) Metal Products Business Unit

We achieved steady progress with the ongoing development of our steel service center business, centering on Asia, and of our automobile-related steel products businesses. We also tackled new fields. In China, for example, where demand for iron and steel continues to expand at a rapid clip, we established Foshan Summit Nikka Mold & Metal Products Co., Ltd. in Guangdong province as a subsidiary for the processing and sales of tool steel, and we made an equity investment in Tai Hong Machinery Electric (Kunshan) Co., Ltd. in Jiangsu province as a base for processing and sales of electrical steel sheets, which is used as a material in transformer cores.

(2) Transportation & Construction Systems Business Unit

In the automobile-related business, we launched full-scale activities by SC-ABeam Automotive Consulting, a specialized auto-industry consulting firm. With help from this company, we acquired Kiriu Corporation, an automotive parts manufacturing and sales company, in order to strengthen our "value chain."[2] In the ships business, we received two new orders for large-scale tankers to be built by Universal Shipbuilding Corporation for the China Ocean Shipping (Group) Company, one of the world's leading shipping companies.

(3) Machinery & Electric Business Unit

In Taiwan two private-sector electric power-generating companies in which we have equity stakes, Sun Ba Power Corporation and Star Energy Power Corporation, both started commercial operation

[2] "Value chain" refers to the set of arrangements for creating and providing products and services with high added value throughout the course of business activities ranging from the procurement of raw materials through manufacturing, sales, and after-sales service.

of their thermal power plant. In the area of new technologies, together with AIES Co., Ltd., a company with PET plastic bottle recycling technology, we commenced efforts on a business for the recycling of PET plastic bottles in Russia. In addition, we obtained the first official approval for domestic use of the 700-bar pressurized hydrogen storage system designed and produced by Quantum Fuel Systems Technologies Worldwide, Inc., for use in fuel cell vehicles; we thereupon launched sales activities.

(4) Media, Electronics & Network Business Unit

Jupiter Telecommunications Co., Ltd. (J-COM), Japan's biggest cable television operator, continued to steadily increase its base of subscribers, and it also launched digital services. Jupiter Programming Co., Ltd., which provides programming for cable TV and satellite broadcasting services, achieved favorable results from its subsidiary Jupiter Shop Channel Co., Ltd., a major TV shopping channel operator, and together with J-COM and other companies, it set up Jupiter VOD Co., Ltd., as a company to provide content for Video On Demand[3] services. In the cinema complex[4] business, we further expanded our business base with moves including an increase in our stake in United Cinemas Co., Ltd., which we made a subsidiary.

(5) Chemical Business Unit

Together with Sumitomo Corporation of America, we acquired The Hartz Mountain Corporation, America's leading company in manufacturing and sales of pet supplies, thereby making a new entry for ourselves into the pet-related business field in the United States, where the pet boom is powering market growth. Apius Co., Ltd., which domestically operates electronic medical record business, achieved a single-year profit for the first time in fiscal year 2003, and it continued to achieve good results in the first half of fiscal year 2004.

(6) Mineral Resources & Energy Business Unit

We expanded our holding of upstream oil interests with the acquisition of rights to two oil fields in the North Sea. In the electric power business, Summit Mihama Power Corporation and Summit Onahama S Power Corporation, companies that provide electricity and steam, both started commercial operations of their power plant, while Summit Energy Corporation commenced its electricity retailing business in eastern Japan, which it had been developing in western Japan. We also moved to prepare for a further major expansion of our electric power business with steps including the establishment of a holding company to exercise unified control of the business unit's electric power subsidiaries.

(7) Consumer Goods & Service Business Unit

In the area of supermarket chain business, Summit, Inc., which operates a food supermarket chain centering on the Tokyo area, continued to achieve positive business results. In the area of the fashion

[3] "Video On Demand," or "VOD," refers to systems that allow users to view the video content of their choice at any time they wish.
[4] A "cinema complex" is a compound facility consisting of multiple movie theaters.

brand business, Coach Japan, Inc., moved ahead actively to develop additional outlets, by opening a new flagship store in Sapporo, subsequent to the flagship store in the Marunouchi district of central Tokyo. In addition, we reached a general agreement with Suminoe Textile Co., Ltd. on the establishment of Sumisho Airbag Systems Co., Ltd., for the manufacturing and sales of side-curtain airbag cushions, an automobile safety device for protecting occupants from side-impact accidents, for which demand is expected to increase.

(8) Materials & Real Estate Business Unit

Following our acquisition last year of Horiden Shoji Kabushiki Kaisha, a company that produces and sells ready-mixed concrete mainly in Fukuoka Prefecture, we moved to expand our business base on the ready-mixed concrete producing business with the acquisition of Nagoya SOC Kabushiki Kaisha, which operates mainly in the Nagoya area. In addition, along with companies including ORIX Real Estate Corporation, we were chosen by the Urban Renaissance Agency as a developer of the former site of the Osaka University Hospital, and we started work on a super-high-rise condominium project.

(9) Financial & Logistics Business Unit

In the area of finance, we became the first *sogo shosha* (integrated trading company) to make a full-scale entry into the credit card business through Sumisho Card Inc. (card brand name "Soblio") in conjunction with Sumitomo Mitsui Card Company, Limited. In Thailand, which is the production and export base for automobile business in Southeast Asia, Nava Nakorn Distribution Centre Co., Ltd., a company providing logistics services, built a new warehouse to meet the supply needs of automotive-related industries. In China we established a new joint venture, Zero-SCM Logistics (Beijing) Company Limited, to develop our business of transporting finished automobiles throughout China.

2. Operating Results and Financial Status

• Consolidated operating results

The consolidated total trading transaction for the first half of fiscal year 2004 amounted to 4,786.4 billion yen, increased by 452.8 billion yen from the same period of the previous year. This was mainly due to the rises in commodity prices and the increase of plant business mainly in Asia, despite the decrease effect by the appreciation of the yen.

Gross profit increased by 29 billion yen to 271.5 billion yen. The segments which showed large increases were Metal Products, mainly due to the strong performances in steel sheet business including steel service centers operation in Asia, Transportation & Construction Systems, due to the strong performances in automobile business in Europe and ships business, Machinery & Electric, due to increase in plant business mainly in Asia. In addition, Chemical, Mineral Resources & Energy, Consumer Goods & Service and Overseas Subsidiaries and Branches also increased. On the other hand, Materials & Real Estate decreased due to impairment loss on real estate for sale and the decrease of condominium sales in Tokyo metropolitan area compared with the same period of the previous year, which showed a strong performance.

Selling, general and administrative expenses increased by 9.2 billion yen from the same period of the previous year, resulting from increases in personnel expenses due to the expansion of business activities at subsidiaries and amortization of software investment.

In addition, equity in earnings of associated companies, net increased by 9.7 billion yen to 18.9 billion yen mainly contributed by the improvements in Jupiter Telecommunications Co., Ltd. and the Batu Hijau copper and gold mine project.

As a result, net income for the first half of fiscal year 2004 totaled 43.5 billion yen, an increase of 13 billion yen or representing 43% growth from the same period of the previous year.

• Consolidated financial status

As of September 30, 2004, total assets increased by 295.7 billion yen to 5,308.2 billion yen from March 31, 2004 as a result of strategic investments to expand earnings base, and the increase of operating assets due to business expansion.

Shareholders' equity increased by 135.2 billion yen to 866.1 billion yen, resulting from issuing new shares in July and the increase in retained earnings. As a result, the shareholders' equity ratio improved by 1.7 points to 16.3%.

In the first half of fiscal year 2004, cash generated by strong business performance was

used in expansion of business activities. As a result, net cash provided by operating activities was 10.8 billion yen. Net cash used in investing activities was 44.1 billion yen due to the increase of strategic investments to expand earnings base. Accordingly, free cash flow was negative 33.4 billion yen. Net cash provided by financing activities was 103.5 billion yen due to issuance of new shares.

As a result, cash and cash equivalents as of September 30, 2004 increased by 70.6 billion yen to 486.1 billion yen from March 31, 2004.

· Interim dividend

The Board of Directors, meeting on October 29, decided to pay the interim dividend for the first half of fiscal year 2004 at 4 yen per share.

· Dividend increase

Our basic dividend policy is to meet shareholders' expectation by ensuring long-term, stable dividends. In addition to this basic policy and reflecting consolidated financial results, we will determine the dividend based on the dividend payout ratio at 20% from this fiscal year end. Thereby, in the event of achieving net income target of 78 billion yen for full fiscal year, we will increase the ordinary dividend to 6 yen per share, half amount based on the dividend payout ratio at 20%. The annual dividend for fiscal year 2004 will be 10 yen per share, which includes the interim dividend of 4 yen per share. (Annual dividend for fiscal year 2003 was 8 yen per share.)

3. Future Economic Prospects and Management Challenges

• Economic prospects

Though terrorism and other uncertainties cloud the outlook, we expect the gradual expansion of the global economy to continue. There is a possibility, however, that the tightening of macroeconomic policy in the United States and China will slowly have an effect on other countries, suggesting that the pace of the expansion may slow somewhat. Also, if crude oil prices continue to run at a high level, this may act as a restraint on growth.

Within Japan, concerns remain over the price of crude oil and possible slowdowns overseas, but we expect the current expansion to be sustained, largely on the basis of domestic demand. Consumer spending should become more solid thanks to improvements in the employment and income situations, and capital investment is likely to keep growing.

• Management challenges

In order to attain our medium-term goal of achieving earning power sufficient to cover our shareholders' capital cost (a consolidated risk-adjusted return[5] ratio of 7.5%), we will continue our efforts to expand our earnings base under the AA Plan. At the same time, we will actively work at enhancing our corporate strength through the pursuit of efficient group operation, the advancement of risk management, and the achievement of thorough legal compliance. We will also continue our environmental initiatives and social contribution activities.

Through these undertakings we aim to conduct business activities in harmony with the society and the environment as "a global organization that contributes broadly to society" and to further increase our corporate value and to "achieve prosperity and realize dreams" for our shareholders and all our other stakeholders.

In October this year, we have announced the "AG Plan"[6] as our next medium-term management plan for the two years following the "AA Plan."

We sincerely request the ongoing understanding and support of all our shareholders.

---

[5] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

[6] "AG' is short for "Achievement & Growth." Under the "AG Plan," our quantitative targets and basic policies are set as follows:

Quantitative targets (Fiscal Year 2005-Fiscal Year 2006)
- Consolidated risk-adjusted return ratio: 7.5% or above each year
- Consolidated net income: two-year total of 190 billion yen
  (Rough indication: 90 billion yen for fiscal year 2005, 100 billion yen for fiscal year 2006)

Basic policies
- Expansion of our earnings base through dynamic growth strategies
- Implementation of human resource strategies matching our growth strategies
- Pursuit of soundness and efficiency

4.General Condition of Consolidated Operating Results

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation and Subsidiaries

Summary of Consolidated Financial Statements and Trend of Financial Status

	The first half of the 134th year (4/01-9/01)	The first half of the 135th year (4/02-9/02)	The first half of the 136th year (4/03-9/03)	The first half of the 137th year (4/04-9/04)	The 136th year (4/03-3/04)
Gross profit (millions of yen)	240,901	237,574	242,404	271,453	501,332
Net income (millions of yen)	20,402	20,707	30,539	43,527	66,621
Net income per share (yen)	19.17	19.46	28.72	38.39	62.66
Total assets (millions of yen)	4,783,540	4,619,493	4,862,854	5,308,160	5,012,465
Total shareholders' equity (millions of yen)	603,088	647,923	698,487	866,058	730,848
Shareholders' equity per share (yen)	566.75	608.91	656.83	719.48	686.99
Shareholders' equity ratio (%)	12.6	14.0	14.4	16.3	14.6
Interest-bearing liabilities (net) (millions of yen)	2,474,659	2,398,953	2,458,945	2,327,338	2,377,607
Debt-equity ratio (net) (times)	4.1	3.7	3.5	2.7	3.3
Total trading transactions (millions of yen)	4,834,998	4,568,536	4,333,556	4,786,384	9,197,882

Notes: 1. Interest-bearing liabilities (net) excludes Cash and cash equivalents and Time deposits from Interest-bearing liabilities.

2. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its subsidiaries act as principal or as agent.
Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.



Gross profit
(billions of yen)
300
250
200
150
100
50
0
The first half of the 134th year (4/01-9/01)
The first half of the 135th year (4/02-9/02)
The first half of the 136th year (4/03-9/03)
The first half of the 137th year (4/04-9/04)



Net income
(billions of yen)
50
40
30
20
10
0
The first half of the 134th year (4/01-9/01)
The first half of the 135th year (4/02-9/02)
The first half of the 136th year (4/03-9/03)
The first half of the 137th year (4/04-9/04)



Total shareholders' equity & Shareholders' equity ratio
(billions of yen)
(%)
1,000
800
600
400
200
0
25
20
15
10
5
0
The first half of the 134th year (4/01-9/01)
The first half of the 135th year (4/02-9/02)
The first half of the 136th year (4/03-9/03)
The first half of the 137th year (4/04-9/04)
Total shareholders' equity
Shareholders' equity ratio



Interest-bearing liabilities (net) & Debt-equity ratio (net)
(trillions of yen)
(times)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
6
5
4
3
2
1
0
The first half of the 134th year (4/01-9/01)
The first half of the 135th year (4/02-9/02)
The first half of the 136th year (4/03-9/03)
The first half of the 137th year (4/04-9/04)
Interest-bearing liabilities (net)
Debt-equity ratio (net)

Sumitomo Corporation and Subsidiaries

Segment Information (Condensed)

Six-month periods ended September 30, 2004 and 2003
(Unaudited)

Operating segments:

2004:

Segment	Millions of Yen Gross profit	Net income	As of September 30 Segment assets	Total trading transactions
Metal Products	¥ 24,912	¥ 6,652	¥ 416,657	¥ 510,410
Transportation & Construction Systems	53,305	7,788	840,576	748,657
Machinery & Electric	16,785	3,177	454,405	745,041
Media, Electronics & Network	19,623	5,209	401,550	218,613
Chemical	13,492	2,721	202,145	244,784
Mineral Resources & Energy	16,270	6,174	428,243	833,698
Consumer Goods & Service	49,040	3,223	291,929	403,761
Materials & Real Estate	21,007	(211)	579,411	176,003
Financial & Logistics	8,630	1,381	253,715	65,903
Domestic Regional Business Units and Offices	20,030	2,025	369,835	515,428
Overseas Subsidiaries and Branches	33,943	6,882	582,750	619,824
Segment Total	277,037	45,021	4,821,216	5,082,122
Corporate and Eliminations	(5,584)	(1,494)	486,944	(295,738)
Consolidated	¥ 271,453	¥ 43,527	¥ 5,308,160	¥ 4,786,384

2003:

Segment	Millions of Yen Gross profit	Net income Restated	As of March 31 Segment assets	Total trading transactions
Metal Products	¥ 20,478	¥ 3,640	¥ 390,391	¥ 491,464
Transportation & Construction Systems	47,042	6,003	792,960	639,736
Machinery & Electric	10,026	(385)	435,727	624,778
Media, Electronics & Network	19,900	3,508	374,952	180,491
Chemical	10,991	774	174,866	204,169
Mineral Resources & Energy	12,567	1,943	345,682	668,695
Consumer Goods & Service	45,613	2,827	304,593	437,267
Materials & Real Estate	24,417	2,256	615,253	189,209
Financial & Logistics	7,420	701	193,540	41,533
Domestic Regional Business Units and Offices	19,764	1,479	379,277	553,002
Overseas Subsidiaries and Branches	27,900	3,544	493,258	577,447
Segment Total	246,118	26,290	4,500,499	4,607,791
Corporate and Eliminations	(3,714)	4,249	511,966	(274,235)
Consolidated	¥ 242,404	¥ 30,539	¥ 5,012,465	¥ 4,333,556

2004:

Segment	Millions of U.S.Dollars Gross profit	Net income	As of September 30 Segment assets	Total trading transactions
Metal Products	$ 226	$ 60	$ 3,788	$ 4,640
Transportation & Construction Systems	485	71	7,642	6,806
Machinery & Electric	153	29	4,131	6,773
Media, Electronics & Network	178	47	3,650	1,987
Chemical	123	25	1,838	2,225
Mineral Resources & Energy	148	56	3,893	7,579
Consumer Goods & Service	446	29	2,654	3,671
Materials & Real Estate	191	(2)	5,267	1,600
Financial & Logistics	78	13	2,306	599
Domestic Regional Business Units and Offices	182	18	3,362	4,686
Overseas Subsidiaries and Branches	309	63	5,298	5,635
Segment Total	2,519	409	43,829	46,201
Corporate and Eliminations	(51)	(13)	4,427	(2,688)
Consolidated	$ 2,468	$ 396	$ 48,256	$ 43,513

Note:

1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of¥110=US$1.

2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2004 (Unaudited) and March 31,2004

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2004	March 31, 2004	September 30, 2004
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 486,132	¥ 415,574	$ 4,419
Time deposits	3,433	2,690	31
Marketable securities	47,938	2,823	436
Receivables—trade			
Notes and loans	266,177	238,213	2,420
Accounts	1,248,565	1,178,006	11,351
Associated companies	84,260	151,156	766
Allowance for doubtful receivables	(9,877)	(8,851)	(90)
Inventories	443,680	412,340	4,033
Deferred income taxes	37,736	37,613	343
Advance payments to suppliers	59,787	51,541	544
Other current assets	180,776	140,128	1,643
Total current assets	2,848,607	2,621,233	25,896
Investments and long-term receivables:			
Investments in and advances to associated companies	409,491	383,980	3,723
Other investments	438,735	468,986	3,989
Long-term receivables	598,643	597,461	5,442
Allowance for doubtful receivables	(46,481)	(49,957)	(423)
Total investments and long-term receivables	1,400,388	1,400,470	12,731
Property and equipment, at cost less accumulated depreciation	827,182	768,553	7,520
Prepaid expenses, non-current	92,284	98,589	839
Deferred income taxes, non-current	9,388	9,369	85
Other assets	130,311	114,251	1,185
Total	¥ 5,308,160	¥ 5,012,465	$ 48,256

Note:

1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥110=US$1.

2) The Company reclassified Mining rights from "Other assets" to "Property and equipment, at cost less accumulated depreciation" in a manner consistent with the accounting guidance in Emerging Issues Task Force Issue No. 04-02.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2004 (Unaudited) and March 31,2004

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2004	March 31, 2004	September 30, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 476,093	¥ 452,064	$ 4,328
Current maturities of long-term debt	375,512	330,622	3,414
Payables-trade			
Notes and acceptances	112,895	107,474	1,026
Accounts	817,766	771,092	7,434
Associated companies	24,620	22,829	224
Income taxes	13,481	15,890	123
Accrued expenses	71,137	61,228	646
Advances from customers	77,170	66,232	702
Other current liabilities	162,580	99,773	1,478
Total current liabilities	2,131,254	1,927,204	19,375
Long-term debt, less current maturities	2,161,880	2,218,415	19,654
Accrued pension and retirement benefits	12,201	10,895	111
Deferred income taxes, non-current	47,857	38,797	435
Minority interests	88,910	86,306	808
Shareholders' equity:			
Common stock	219,279	169,439	1,993
Additional paid-in capital	238,821	189,621	2,171
Retained earnings			
Appropriated for legal reserve	17,686	17,686	161
Unappropriated	405,899	365,894	3,690
	423,585	383,580	3,851
Accumulated other comprehensive loss	(14,987)	(11,237)	(136)
Treasury stock, at cost	(640)	(555)	(6)
Total shareholders' equity	866,058	730,848	7,873
Total	¥ 5,308,160	¥ 5,012,465	$ 48,256

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥110=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Income

Six-month periods ended September 30, 2004 and 2003
(Unaudited)

	Millions of yen		Millions of U.S. Dollars
	2004	2003 Restated	2004
Revenues:			
Sales of tangible products	¥ 735,234	¥ 580,030	$ 6,684
Sales of services and others	221,040	204,577	2,009
Total revenues	956,274	784,607	8,693
Cost of revenues:			
Cost of tangible products sold	(635,769)	(488,119)	(5,779)
Cost of services and others	(49,052)	(54,084)	(446)
Total cost of revenues	(684,821)	(542,203)	(6,225)
Gross profit	271,453	242,404	2,468
Other income (expenses) :			
Selling, general and administrative expenses	(216,335)	(207,116)	(1,967)
Settlements on copper trading litigation	(988)	(5,857)	(9)
Provision for doubtful receivables	(3,077)	(958)	(28)
Gain on sale of property and equipment, net	101	1,327	1
Interest income	6,946	9,049	63
Interest expense	(10,292)	(11,374)	(94)
Dividends	3,550	4,146	32
Other than temporary losses on securities	(824)	(2,066)	(7)
Gain on sale of marketable securities and other investments, net	7,272	13,566	66
Equity in earnings of associated companies, net	18,908	9,236	172
Other, net	82	(463)	1
Total other income (expenses)	(194,657)	(190,510)	(1,770)
Income before income taxes and minority interests in earnings of subsidiaries	76,796	51,894	698
Income taxes	(29,733)	(17,958)	(270)
Income before minority interests in earnings of subsidiaries	47,063	33,936	428
Minority interests in earnings of subsidiaries, net	(3,536)	(3,397)	(32)
Net income	¥ 43,527	¥ 30,539	$ 396
Total trading transactions	¥ 4,786,384	¥ 4,333,556	$ 43,513

Amounts per share of common stock:	Yen		U.S. Dollars
Net income			
Basic	¥ 38.39	¥ 28.72	$ 0.35
Diluted	38.39	28.11	0.35
Cash dividends applicable for the period	¥ 4.00	¥ 4.00	$ 0.04

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥110=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.
3) For the fiscal year ended March 31, 2004, the Companies have started reporting revenue in a manner consistent with the accounting guidance in Emerging Issues Task Force Issue No.99-19 and to include equity in earnings of associated companies in other income (expenses). Accordingly, consolidated results for the first half ended September 30, 2003 have been restated to reflect these changes.

Condensed Consolidated Statements of Cash Flows

Six-month periods ended September 30, 2004 and 2003
(Unaudited)

	Millions of Yen		Millions of U.S. Dollars
	2004	2003 Restated	2004
Operating activities:			
Net income	¥ 43,527	¥ 30,539	$ 396
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	36,289	37,423	330
Provision for doubtful receivables	3,077	958	28
Gain on sale of property and equipment, net	(101)	(1,327)	(1)
Loss on valuation of marketable securities and investments, net	824	2,066	7
Gain on sale of marketable securities and other investments, net	(7,272)	(13,566)	(66)
Equity in earnings of associated companies, less dividend received	(16,782)	(7,734)	(153)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:			
(Increase) decrease in receivables	(98,362)	50,693	(894)
Increase in inventories	(28,100)	(10,061)	(255)
Increase (decrease) in payables	48,715	(47,192)	443
Other, net	28,971	(6,252)	263
Net cash provided by operating activities	10,786	35,547	98
Investing activities:			
Changes in:			
Property and equipment	(65,426)	(29,238)	(595)
Marketable securities and investments	(50,949)	34,800	(463)
Loans	73,099	10,691	665
Time deposits	(865)	(1,141)	(8)
Net cash (used in) provided by investing activities	(44,141)	15,112	(401)
Financing activities:			
Changes in:			
Short-term debt	2,649	(113,464)	24
Long-term debt	6,051	71,838	55
Proceeds from issuance of new shares of common stock, net of stock issue expenses	98,625	—	897
Cash dividends paid	(4,255)	(4,254)	(39)
Other, net	447	691	4
Net cash provided by (used in) financing activities	103,517	(45,189)	941
Effect of exchange rate changes on cash and cash equivalents	396	983	3
Net increase in cash and cash equivalents	70,558	6,453	641
Cash and cash equivalents, beginning of period	415,574	324,358	3,778
Cash and cash equivalents, end of period	¥ 486,132	¥ 330,811	$ 4,419

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥110=US$1.
2) For the fiscal year ended March 31, 2004, "equity in earnings of associated companies" in operating activities has been reported net of dividends received. Accordingly, consolidated results for the first half ended September 30, 2003 have been reclassified to reflect the change.

Sumitomo Corporation and Subsidiaries

Basis of Consolidated Financial Statements

1. Basis of consolidated financial statements

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for fair presentation have been included. The unaudited consolidated financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in Sumitomo Corporation's Annual Report for the year ended March 31, 2004. The consolidated results of operations and other data for the six-month period ended September 30, 2004 are not necessarily indicative of results that may be expected for the entire fiscal year ending March 31, 2005. All significant inter-company accounts and transactions have been eliminated in consolidation. Certain information and note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted.

2. The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥110=US$1.

3. Amounts in millions of yen are rounded to the nearest million.

4. To reflect the Companies' accounting for deferred taxes related to investments in affiliates in accordance with the restatement made in fiscal 2004, the Company restated the consolidated results for the first half ended September 30, 2003 and prior.

Sumitomo Corporation

Non-consolidated Balance Sheets

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit: millions of yen)

Assets	As of September 30, 2004	As of March 31, 2004	Liabilities and shareholders' equity	As of September 30, 2004	As of March 31, 2004
Current assets	**1,896,638**	**1,820,231**	**Current liabilities**	**1,166,736**	**1,159,860**
Cash and deposits	343,841	287,316	Notes payable, trade	50,339	70,443
Notes receivable, trade	79,688	91,801	Accounts payable, trade	494,187	497,471
Accounts receivable, trade	781,988	802,269	Short-term loans	206,195	119,335
Marketable securities	45,156	241	Commercial paper	151,000	209,000
Merchandise	100,485	95,860	Bonds and notes (Due within one year)	38,650	90,000
Real estate held for			Accrued expenses	42,441	37,355
development and resale	56,641	65,398	Advances from customers	98,092	93,828
Advances to suppliers	86,763	94,813	Deposits received	51,239	23,244
Prepaid expenses	46,952	51,971	Deferred income	3,943	4,740
Short-term loans receivable	262,853	243,816	Other current liabilities	30,645	14,442
Deferred tax assets	24,896	27,048			
Other current assets	69,560	61,493	**Long-term liabilities**	**1,552,860**	**1,597,368**
Allowance for doubtful receivables	(2,200)	(1,800)	Long-term loans	1,298,318	1,346,574
			Bonds and notes	206,000	203,268
Fixed assets	**1,509,250**	**1,514,794**	Deferred tax liabilities	16,302	12,607
Tangible fixed assets,			Other long-term liabilities	32,239	34,918
at cost less accumulated depreciation	261,046	265,271			
Buildings	116,816	119,529	**Total liabilities**	**2,719,596**	**2,757,228**
Other structures	2,547	2,652			
Machinery and equipment	1,397	1,471			
Vehicles and transportation equipment	366	303	**Common stock**	**219,278**	**169,438**
Furniture and fixtures	2,178	2,276			
Land	132,238	133,063	**Capital surplus**	215,898	166,102
Construction in progress	5,500	5,974	Additional paid-in capital	215,825	166,029
			Gain on sale of treasury stock	73	72
Intangible fixed assets	48,154	48,203			
Leaseholds and other	48,154	48,203	**Retained earnings**	**180,424**	**166,078**
			Appropriated for legal reserve	17,686	17,686
Investments and other assets	1,200,050	1,201,319	Reserve for losses on investment	6,711	3,350
Investment securities	491,996	507,429	Deferred gains on sales of fixed assets	51,176	51,718
Investment securities in subsidiaries	333,889	315,325	General reserve	65,022	65,022
Other equity interests	21,761	19,095	Unappropriated retained earnings	39,826	28,300
Other equity interests in subsidiaries	65,516	59,465			
Long-term loans receivable	182,148	190,483			
Long-term trade receivables, over due	47,424	51,923	**Net unrealized holding gains**		
Long-term prepaid expenses	68,433	71,432	**on securities and others**	**71,331**	**76,732**
Other investments and assets	44,404	43,725			
Allowance for doubtful receivables	(55,525)	(57,560)	**Treasury stock**	**(640)**	**(555)**
	-		**Total shareholders' equity**	**686,292**	**577,797**
Total assets	**3,405,889**	**3,335,026**	**Total liabilities and shareholders' equity**	**3,405,889**	**3,335,026**

(millions of yen)

Notes:	(September 30, 2004)	(March 31, 2004)
1. Accumulated depreciation of tangible fixed assets	66,066	63,414
2. Collateralized assets	80,802	83,453
3. Contingent liabilities for guarantees	663,240	552,940
4. Notes discounted	45,004	44,861

5. Non-consolidated results' amounts in millions of yen are rounded down to the nearest million.

Non-consolidated Statements of Income

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit : millions of yen)

	Six-month periods ended September 30			
	2004		2003	
Operating income/expenses				
Sales		3,213,508		2,987,561
Cost of sales	3,125,217		2,905,691	
Gross trading profit		88,290		81,870
Selling, general and administrative expenses	81,168		81,122	
Operating profit		7,122		748
Non-operating income/expenses				
Non-operating income		19,734		22,815
Interest income		6,411		7,264
Dividends		11,984		12,608
Other non-operating income		1,338		2,942
Non-operating expenses	9,127		9,606	
Interest expenses	5,675		5,705	
Interest expenses on commercial paper	7		53	
Other non-operating expenses	3,443		3,847	
Ordinary income		17,729		13,957
Extraordinary gains		13,841		11,712
Gains on sales of fixed assets		748		1,338
Gains on sales of investment securities		13,093		10,373
Extraordinary losses	4,303		11,134	
Losses on sales of fixed assets	274		420	
Losses on sales of investment securities	893		548	
Valuation losses on investment securities	1,049		1,811	
Provision for bad debts reserve of affiliates and others	2,086		1,634	
Settlement on copper trading litigation	-		4,851	
Impairment losses on long-lived assets	-		1,868	
Net income before income taxes		27,267		14,534
Income taxes		1,200		1,300
Income taxes-deferred	9,600		4,500	
Net income		18,867		11,334
Unappropriated retained earnings after appropriation		20,959		11,626
Unappropriated retained earnings, end of period		39,826		22,961

Note: Non-consolidated results' amounts in millions of yen are rounded down to the nearest million.

General Condition of the Company (as of September 30, 2004)

- **Date of Incorporation** December 1919
- **Amount of Capital** ¥219,278,931,183

1. Places of Business

- Domestic

Domestic	Head Office	Tokyo
	Regional Business Units	Three: Kansai, Chubu, Kyushu/Okinawa
	Offices	Four, including two offices in Kansai Regional Business Unit
	Branch Offices	Thirteen, including twelve branch offices in Regional Business Units
	Sub-Branch Offices	Two sub-branch offices in Kyushu Okinawa Regional Business Unit

(In addition to the above, there are five principal, branch and sub-branch offices of the Company's domestic incorporated subsidiary.)

- Overseas

Overseas	Branch Offices	Three
	Representative Offices	Forty-eight

(In addition to the above, there are seventy-six principal, branch or other offices of the Company's overseas locally-incorporated subsidiaries.)

2. Status of the Stock

- Number of Issued Shares 1,204,608,547 shares
- Number of Shareholders 56,053 persons

3. Number of Employees

- Number of employees 4,705 persons
  (In addition to the above, the number of employees hired by the Company overseas is 536.)
- Number of employees (Consolidated base) 38,144 persons

4. Number of Consolidated Subsidiaries and Other Affiliated Companies

- Consolidated Subsidiaries 606
- Associated Companies 221

5. Directors and Corporate Auditors

Name/Title		Name/Title	
Kenji Miyahara	Chairman of the Board of Directors	Motoyuki Oka	President and CEO
Shigemi Hiranuma	Director	Kosaburo Morinaka	Director
Kenichi Nagasawa	Director	Shuji Hirose	Director
Noriaki Shimazaki	Director	Nobuhide Nakaido	Director
Tadahiko Mizukami	Director	Susumu Kato	Director
Hisahiko Arai	Director	Nobuo Kitagawa	Director
Takashi Nomura	Standing Corporate Auditor (Full-Time)	Masahiro Ishikawa	Corporate Auditor (Full-Time)
Hiroshi Maeda	Corporate Auditor*	Itsuo Sonobe	Corporate Auditor*
Koji Tajika	Corporate Auditor*		

Notes: 1. All Directors represent the Company.

2. Outside Corporate Auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*), are indicated by an asterisk (*).

6. Executive Officers

Name/Title		Name/Title	
Motoyuki Oka	President and CEO*	Shigemi Hiranuma	Executive Vice President*
Atsushi Nishijo	Executive Vice President	Kosaburo Morinaka	Executive Vice President*
Kenichi Nagasawa	Senior Managing Executive Officer*	Shuji Hirose	Senior Managing Executive Officer*
Yuji Tamura	Senior Managing Executive Officer	Kenzo Okubo	Senior Managing Executive Officer
Noriaki Shimazaki	Senior Managing Executive Officer*	Nobuhide Nakaido	Senior Managing Executive Officer*
Takaaki Shibata	Managing Executive Officer	Tadahiko Mizukami	Managing Executive Officer*
Shizuka Tamura	Managing Executive Officer	Katsuichi Kobayashi	Managing Executive Officer
Susumu Kato	Managing Executive Officer*	Michio Ogimura	Managing Executive Officer
Hisahiko Arai	Managing Executive Officer*	Yoshi Morimoto	Managing Executive Officer
Makoto Shibahara	Managing Executive Officer	Michihisa Shinagawa	Managing Executive Officer
Yoshihiko Shimazu	Executive Officer	Kenji Kajiwara	Executive Officer
Shingo Yoshii	Executive Officer	Shuichi Mori	Executive Officer
Kazuo Ohmori	Executive Officer	Kentaro Ishimoto	Executive Officer
Makoto Sato	Executive Officer	Shunichi Arai	Executive Officer
Toyosaku Hamada	Executive Officer	Nobuo Kitagawa	Executive Officer*
Tsuneo Naito	Executive Officer	Takahiro Moriyama	Executive Officer
Ichiro Miura	Executive Officer		

Note: Directors are indicated by an asterisk (*).

* * *